UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31403
PEPCO HOLDINGS, INC. (Exact name of registrant as specified in its charter)
701 Ninth Street, N.W. Washington, DC 20068 (202) 872-2000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Plan Participation Interests under the Conectiv Savings and Investment Plan (Title of each class of securities covered by this Form)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)	X
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice record date: 0
Pursuant to the requirements of the Securities Exchange Act of 1934, Pepco Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
DATE: February 22, 2006	By: /s/ A. J. KAMERICK Anthony J. Kamerick Vice President and Treasurer